QuickLinks -- Click here to rapidly navigate through this document

Exhibit 99.1

CELESTICA INC.

CONSOLIDATED BALANCE SHEETS
(in millions of U.S. dollars)
(unaudited)

	December 31
	2002	2003
Assets
Current assets:
Cash and short-term investments	$1,851.0	$1,028.8
Accounts receivable	785.9	771.5
Inventories	775.6	1,030.6
Prepaid and other assets	115.1	158.4
Deferred income taxes	36.9	40.8

	3,564.5	3,030.1
Capital assets	727.8	679.6
Goodwill from business combinations	948.0	948.0
Intangible assets	211.9	137.9
Other assets	354.6	339.1

	$5,806.8	$5,134.7

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable	$947.2	$1,101.9
Accrued liabilities	475.4	382.3
Income taxes payable	24.5	8.2
Deferred income taxes	21.5	21.4
Current portion of long-term debt	2.7	2.7

	1,471.3	1,516.5
Long-term debt	4.2	0.7
Accrued pension and post-employment benefits	77.2	86.0
Deferred income taxes	46.2	57.2
Other long-term liabilities	4.3	6.0

	1,603.2	1,666.4
Shareholders' equity:
Convertible debt (note 4)	804.6	603.5
Capital stock (note 5)	3,670.6	3,297.8
Contributed surplus	5.8	115.7
Deficit	(294.7)	(578.8)
Foreign currency translation adjustment	17.3	30.1

	4,203.6	3,468.3

	$5,806.8	$5,134.7

Guarantees and contingencies (note 10)

See accompanying notes to consolidated financial statements.
These interim financial statements should be read in conjunction with the
2002 annual consolidated financial statements.

CELESTICA INC.

CONSOLIDATED STATEMENTS OF LOSS AND RETAINED EARNINGS (DEFICIT)
(in millions of U.S. dollars, except per share amounts)
(unaudited)

	Three months ended December 31		Year ended December 31
	2002	2003	2002	2003
Revenue	$1,911.9	$1,914.8	$8,271.6	$6,735.3
Cost of sales	1,801.6	1,842.6	7,715.8	6,474.3

Gross profit	110.3	72.2	555.8	261.0
Selling, general and administrative expenses	63.9	69.6	280.3	249.8
Research and development costs	4.6	6.7	18.2	24.0
Amortization of intangible assets	23.2	12.0	95.9	48.5
Integration costs related to acquisitions	4.0	—	21.1	—
Other charges (note 6)	541.4	106.3	677.8	175.4

Operating loss	(526.8)	(122.4)	(537.5)	(236.7)
Interest on long-term debt	1.6	1.4	16.1	5.4
Interest income, net	(4.7)	(0.3)	(17.2)	(9.4)

Loss before income taxes	(523.7)	(123.5)	(536.4)	(232.7)

Income taxes expense (recovery):
Current	4.2	0.4	16.6	6.0
Deferred	(93.2)	40.9	(107.8)	27.1

	(89.0)	41.3	(91.2)	33.1

Net loss for the period	(434.7)	(164.8)	(445.2)	(265.8)
Retained earnings (deficit), beginning of period	141.9	(409.9)	162.7	(294.7)
Convertible debt accretion, net of tax	(4.3)	(3.6)	(17.5)	(15.5)
Gain (loss) on repurchase of convertible debt (note 4)	2.4	(0.5)	6.7	(2.8)
Loss on repurchase of capital stock (note 5)	—	—	(1.4)	—

Deficit, end of period	$(294.7)	$(578.8)	$(294.7)	$(578.8)

Basic loss per share (note 8)	$(1.90)	$(0.80)	$(1.98)	$(1.22)
Diluted loss per share (note 8)	$(1.90)	$(0.80)	$(1.98)	$(1.22)
Weighted average number of shares outstanding (note 8):
— basic (in millions)	229.0	209.3	229.8	216.5
— diluted (in millions)	229.0	209.3	229.8	216.5

See accompanying notes to consolidated financial statements.
These interim financial statements should be read in conjunction with the
2002 annual consolidated financial statements.

CELESTICA INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions of U.S. dollars)
(unaudited)

	Three months ended December 31		Year ended December 31
	2002	2003	2002	2003
Cash provided by (used in):
Operations:
Net loss for the period	$(434.7)	$(164.8)	$(445.2)	$(265.8)
Items not affecting cash:
Depreciation and amortization	71.9	54.8	311.0	222.1
Deferred income taxes	(93.2)	40.9	(107.8)	27.1
Non-cash charge for option issuances	—	0.3	—	0.3
Restructuring charges (note 6)	124.9	(3.0)	194.5	(2.3)
Other charges (note 6)	282.5	82.1	292.1	80.5
Other	(8.4)	(5.7)	(6.1)	(14.0)
Changes in non-cash working capital items:
Accounts receivable	138.1	(112.8)	297.4	14.4
Inventories	171.4	(140.5)	623.9	(252.6)
Prepaid and other assets	27.7	(4.1)	26.1	(43.2)
Accounts payable and accrued liabilities	(184.1)	177.5	(202.7)	65.2
Income taxes payable	4.6	2.8	(0.4)	9.8

Non-cash working capital changes	157.7	(77.1)	744.3	(206.4)

Cash provided by (used in) operations	100.7	(72.5)	982.8	(158.5)

Investing:
Acquisitions, net of cash acquired	(0.3)	—	(111.0)	(0.5)
Purchase of capital assets	(32.1)	(88.8)	(151.4)	(175.9)
Proceeds from sale of capital assets	3.4	5.5	71.6	7.3
Other	0.4	0.8	(0.7)	(0.4)

Cash used in investing activities	(28.6)	(82.5)	(191.5)	(169.5)

Financing:
Bank indebtedness	—	—	(1.6)	—
Repayment of long-term debt (note 3)	(1.0)	(1.0)	(146.5)	(3.5)
Debt redemption fees (note 3)	—	—	(6.9)	—
Deferred financing costs	(2.0)	(1.2)	(2.6)	(1.6)
Repurchase of convertible debt (note 4)	(52.0)	(16.1)	(100.3)	(223.5)
Issuance of share capital	1.6	0.8	7.4	5.1
Repurchase of capital stock (note 5)	(15.4)	(9.0)	(32.5)	(274.9)
Other	(0.6)	0.8	(0.1)	4.2

Cash used in financing activities	(69.4)	(25.7)	(283.1)	(494.2)

Increase (decrease) in cash	2.7	(180.7)	508.2	(822.2)
Cash, beginning of period	1,848.3	1,209.5	1,342.8	1,851.0

Cash, end of period	$1,851.0	$1,028.8	$1,851.0	$1,028.8

Cash is comprised of cash and short-term investments.
Supplemental cash flow information (note 9)

See accompanying notes to consolidated financial statements.
These interim financial statements should be read in conjunction with the
2002 annual consolidated financial statements

CELESTICA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)
(unaudited)

1.     Nature of business:

        The primary operations of the Company consist of providing a full range of electronics manufacturing services including design, prototyping, system assembly, testing, product assurance, supply chain management, worldwide distribution and after-market service to its customers primarily in the computing and communications industries. The Company has operations in the Americas, Europe and Asia.

        Celestica prepares its financial statements in accordance with generally accepted accounting principles (GAAP) in Canada with a reconciliation to accounting principles generally accepted in the United States, disclosed in note 22 to the 2002 annual consolidated financial statements, and in note 12 to the September 30, 2003 interim consolidated financial statements.

2.     Significant accounting policies:

        The disclosures contained in these unaudited interim consolidated financial statements do not include all requirements of Canadian GAAP for annual financial statements. These unaudited interim consolidated financial statements should be read in conjunction with the 2002 annual consolidated financial statements.

        These unaudited interim consolidated financial statements reflect all adjustments, consisting only of normal recurring accruals, which are, in the opinion of management, necessary to present fairly the financial position of the Company as of December 31, 2003 and the results of operations and cash flows for the three months and years ended December 31, 2002 and 2003.

        These unaudited interim consolidated financial statements are based upon accounting principles consistent with those used and described in the 2002 annual consolidated financial statements, except for the following:

(i)    Impairment or disposal of long-lived assets:

        Effective January 1, 2003, the Company adopted the new CICA Handbook Section 3063, "Impairment or Disposal of Long-Lived Assets" and the revised Section 3475, "Disposal of Long-Lived Assets and Discontinued Operations," which are consistent with U.S. GAAP. These sections establish standards for recognizing, measuring and disclosing impairment for long-lived assets held-for-use, and for measuring and separately classifying assets available-for-sale.

        Under the new standards, assets must be classified as either held-for-use or available-for-sale. An impairment loss is recognized when the carrying amount of an asset that is held and used exceeds the projected undiscounted future net cash flows expected from its use and disposal. The loss is measured as the amount by which the carrying amount of the asset exceeds its fair value, which is measured by discounted cash flows when quoted market prices are not available. For assets available-for-sale, an impairment loss is recognized when the carrying amount exceeds the fair value less costs to sell. Prior to January 1, 2003, the Company assessed and measured impairment by comparing the carrying amount to the undiscounted future cash flows the long-lived assets were expected to generate.

(ii)   Restructuring charges:

        Effective January 1, 2003, the Company adopted the new CICA Emerging Issues Committee Abstracts EIC-134, "Accounting for Severance and Termination Benefits," and EIC-135, "Accounting for Costs Associated with Exit and Disposal Activities," which establishes standards for recognizing, measuring and disclosing costs relating to an exit or disposal activity. These standards are similar to U.S. GAAP. The Company has prospectively applied the new standards to restructuring plans initiated after January 1, 2003.

        These EICs allow recognition of a liability for an exit or disposal activity only when the costs are incurred and can be measured at fair value. Previously, a commitment to an exit or disposal plan was sufficient to record the majority of costs.

CELESTICA INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)
(unaudited)

(iii)  Stock-based compensation and other stock-based payments:

        During the quarter, the Company adopted the revised CICA Handbook Section 3870, "Stock Based Compensation," which requires that a fair value method of accounting be applied to all stock-based compensation payments to both employees and non-employees. In accordance with the transitional provisions of Section 3870, the Company has prospectively applied the fair value method of accounting for stock option awards granted after January 1, 2003 and, accordingly, has recorded compensation expense during the quarter and year ended December 31, 2003. Prior to January 1, 2003, the Company accounted for its employee stock options using the settlement method and no compensation expense was recognized. For awards granted in 2002, the standard requires the disclosure of pro forma net earnings and earnings per share information as if the Company had accounted for employee stock options under the fair value method. The pro forma effect of awards granted prior to January 1, 2002 has not been included in the pro forma net earnings and earnings per share information.

        The estimated fair value of the options is amortized to expense over the vesting period, on a straight-line basis, and was determined using the Black-Scholes option pricing model with the following weighted average assumptions:

	Three months ended December 31		Year ended December 31
	2002	2003	2002	2003
Risk-free rate	5.1%	3.8%	5.1%	3.9%
Dividend yield	0.0%	0.0%	0.0%	0.0%
Volatility factor of the expected market price of the Company's shares	70.0%	70.0%	70.0%	70.0%
Expected option life (in years)	4.3	4.4	5.0	4.3
Weighted-average grant date fair values of options issued	$10.68	$8.60	$12.02	$7.84
  (a)
  2003 Options — For the three months and year ended December 31, 2003, the Company expensed $0.3 relating to the fair value of options granted in 2003.

  (b)
  2002 Options — The pro forma disclosure relating to options granted in 2002 is as follows:

	Three months ended December 31		Year ended December 31
	2002	2003	2002	2003
Net loss as reported	$(434.7)	$(164.8)	$(445.2)	$(265.8)
Deduct: Stock-based compensation costs using fair-value method, net of tax	(1.2)	(2.1)	(2.2)	(9.6)

Pro forma net loss	$(435.9)	$(166.9)	$(447.4)	$(275.4)

Loss per share:
Basic — as reported	$(1.90)	$(0.80)	$(1.98)	$(1.22)
Basic — pro forma	$(1.90)	$(0.81)	$(1.99)	$(1.27)
Diluted — as reported	$(1.90)	$(0.80)	$(1.98)	$(1.22)
Diluted — pro forma	$(1.90)	$(0.81)	$(1.99)	$(1.27)

        The Company's stock plans are described in note 11 to the 2002 annual consolidated financial statements.

CELESTICA INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)
(unaudited)

(iv)  Goodwill from business combinations:

        The Company is required to evaluate goodwill annually or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Absent any triggering factors during the year, the Company conducts its goodwill assessment in the fourth quarter to correspond with its measurement planning cycle. Impairment is tested at the reporting unit level by comparing the reporting unit's carrying amount to its fair value. The fair values of the reporting units are estimated using a combination of a market approach and discounted cash flows. To the extent a reporting unit's carrying amount exceeds its fair value, an impairment of goodwill exists. Impairment is measured by comparing the fair value of goodwill, determined in a manner similar to a purchase price allocation, to its carrying amount.

        During the fourth quarter of 2002, the Company performed its annual goodwill impairment test. In 2002, the Company identified five reporting units representing the Company's operational structure (Canada, United States, Latin America, Europe and Asia) for purposes of its goodwill impairment test. The fair values of the reporting units were estimated using a combination of a market approach and discounted cash flows. Revenue and expense projections used in determining the fair value of the reporting units were based on management's estimates, including estimates of current and future industry conditions. Prolonged declines in the computing and communications end markets contributed to an impairment of goodwill in the fourth quarter as estimated fair values of certain reporting units fell below their respective carrying values. In response to these end market conditions and in the course of finalizing its 2003 plan, the Company made certain determinations with respect to its restructuring plans and the transfer of major customer programs from high cost geographies to lower cost geographies. The planned transfer of these programs and restructuring actions had a significant impact on the forecasted revenues of facilities in Europe and the Americas. Goodwill impairment was recorded for two of its reporting units, namely Europe and Canada. In calculating the fair values of these reporting units, the company used a discounted cash flow model assuming discount rates of 14% to 17% and long-term annual growth rates of 3% to 6%.     Total goodwill impairment for 2002 was $203.7. See note 6.

        During the fourth quarter of 2003, the Company performed its annual goodwill impairment test. Due to a change in operating structure, the Company identified three reporting units representing the Company's existing operational structure (Americas, Europe and Asia) in 2003. The fair values of the reporting units were estimated using a market approach. Revenue and expense projections used in determining the fair values of the reporting units were based on management's estimates, including estimates of current and future industry conditions. The Company determined there was no impairment for 2003 as the reporting unit fair values exceeded carrying values.

3.     Long-term debt:

        In August 2002, the Company redeemed the entire $130.0 of outstanding 10.5% Senior Subordinated Notes at a premium of 5.25%. See note 6(f).

4.     Convertible debt:

        During the quarter, the Company paid $16.1 to repurchase Liquid Yield Option™ Notes (LYONs) with a principal amount at maturity of $30.0. For the year ended December 31, 2003, the Company paid $223.5 to repurchase LYONs with a principal amount at maturity of $435.9. Pursuant to Canadian GAAP, the LYONs are recorded as an equity instrument and bifurcated into a principal equity component and an option component. See the description in note 10 to the 2002 annual consolidated financial statements. The loss on the repurchase of LYONs of $0.5 for the quarter and $2.8 for the year ended December 31, 2003, is charged to deficit and apportioned between the principal equity and option components, based on their relative fair values compared to their carrying values. Consistent with the treatment of the periodic accretion charges, the amount relating to the principal equity component has been included in the calculation of basic and diluted loss per share. See note 8. At December 31, 2003, LYONs outstanding have a principal amount at maturity of $1,154.7.

CELESTICA INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)
(unaudited)

        At January 1, 2004, the Company was pre-approved to spend up to $126.2 to repurchase additional LYONs at management's discretion.

5.     Capital stock:

        During the quarter, the Company repurchased 0.6 million subordinate voting shares at a weighted average price of $15.07 per share. During the year, the Company repurchased 20.6 million subordinated voting shares at a weighted average price of $13.35 per share. Through December 31, 2003, the Company has repurchased a total of 22.6 million subordinate voting shares under its Normal Course Issuer Bids.

6.     Other charges:

	Three months ended December 31		Year ended December 31
	2002	2003	2002	2003
2001 restructuring (a)	$3.8	$7.9	$1.9	$7.9
2002 restructuring (b)	254.8	(1.6)	383.5	15.7
2003 restructuring (c)	—	17.9	—	71.3
2002 goodwill impairment (d)	203.7	—	203.7	—
Other impairment (e)	81.7	82.8	81.7	82.8
Deferred financing costs and debt redemption fees (f)	—	1.3	9.6	1.3
Gain on sale of surplus land	(2.6)	(2.0)	(2.6)	(3.6)

	$541.4	$106.3	$677.8	$175.4

(a)   2001 restructuring:

        In 2001, the Company announced its restructuring plan in response to the weak end-markets. Weak end-market conditions in the computing and communications industries resulted in those customers rescheduling and cancelling orders, directly impacting the Company's operations.

        These restructuring actions were focused on consolidating facilities, workforce reductions, and transferring programs to lower cost geographies. A total of 11,925 employees were terminated as the Company completed its 2001 employee actions. Approximately 70% of the employee terminations were in the Americas and 30% in Europe. The majority of the employees terminated were manufacturing and plant employees. Eighteen facilities were closed or consolidated in the Americas and in Europe. For leased facilities that were no longer used, the lease costs included in the restructuring costs represent future lease payments less estimated sublease recoveries. In 2002, the Company made an adjustment to lease and other contractual obligations of $11.4, primarily to reflect delays in the timing of sublease recoveries and changes in estimated sublease rates, relating principally to facilities in the Americas.

        In the fourth quarter of 2003, the Company made a further adjustment to increase lease and other contractual obligations by $7.9, to reflect further delays in the timing of sublease recoveries and changes in estimated sublease rates for those facilities in the Americas.

        The Company recorded a non-cash charge of $98.6 to write-down certain long-lived assets (73% in the Americas and 27% in Europe) which became impaired as a result of the rationalization of facilities. In addition to buildings and improvements and machinery and equipment, the asset impairments also related to goodwill and other intangible assets.

CELESTICA INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)
(unaudited)

        The Company completed the major components of its 2001 restructuring plan in 2002, except for certain long-term lease and other contractual obligations, which will be paid out over the remaining lease terms through 2015. Cash outlays are funded from cash on hand. The Company has benefited from the 2001 restructuring plan actions through reduced depreciation, lease and labour costs included in the cost of sales and selling, general and administrative expenses and reduced amortization of intangible assets.

        The following table details the activity through the accrued restructuring liability and the non-cash charge:

	Employee termination costs	Lease and other contractual obligations	Facility exit costs and other	Total accrued liability	Non-cash charge	Total charge
January 1, 2001	$—	$—	$—	$—	$—	$—
Provision	90.7	35.3	12.4	138.4	98.6	237.0
Cash payments	(51.2)	(1.6)	(2.9)	(55.7)	—	—

December 31, 2001	39.5	33.7	9.5	82.7	98.6	237.0
Cash payments	(35.4)	(13.0)	(6.8)	(55.2)	—	—
Adjustments	(4.1)	11.4	(2.7)	4.6	(2.7)	1.9

December 31, 2002	—	32.1	—	32.1	95.9	238.9
Cash payments	—	(14.1)	—	(14.1)	—	—
Adjustments	—	7.9	—	7.9	—	7.9

December 31, 2003	$—	$25.9	$—	$25.9	$95.9	$246.8

        The following table details the activity for the quarter:

	Employee termination costs	Lease and other contractual obligations	Facility exit costs and other	Total accrued liability	Non-cash charge	Quarter charge
September 30, 2003	$—	$21.1	$—	$21.1	$95.9	$—
Cash payments	—	(3.1)	—	(3.1)	—	—
Adjustments	—	7.9	—	7.9	—	7.9

December 31, 2003	$—	$25.9	$—	$25.9	$95.9	$7.9

        The accrued restructuring liability was recorded in Accrued liabilities in the accompanying consolidated balance sheet.

(b)   2002 restructuring:

        In response to the prolonged difficult end-market conditions, particularly in the computing and communications industries, the Company announced a second restructuring plan in July 2002. This continuing reduced demand for the Company's manufacturing services resulted in an accelerated move to lower cost geographies and additional restructuring in the Americas and Europe.

        These restructuring actions were focused on consolidating facilities, workforce reductions, and transferring programs to lower cost geographies. A total of 6,105 employees have been terminated as of December 31, 2003, as the Company executed its 2002 planned employee actions. Approximately 300 employee positions remain to be terminated as of December 31, 2003. Approximately 80% of the employee terminations were in the Americas and 20% in Europe. The majority of the employees terminated were manufacturing and plant employees. In 2003, the Company increased its employee termination costs by $7.4 due to changes in planned headcount reductions. The facility actions included closing or consolidating 9 facilities in the Americas and Europe. For leased facilities that were no longer used, the lease costs included in the restructuring costs represent future lease payments less estimated sublease recoveries. In 2003, the Company made an adjustment to lease and other contractual obligations of $16.2 to reflect incremental cancellation fees paid for terminating certain facility leases and to reflect higher accruals for other leases due to delays in the timing of sublease recoveries and changes in estimated sublease rates, relating principally to facilities in the Americas.

CELESTICA INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)
(unaudited)

        The Company recorded a non-cash charge of $194.5 to write-down certain long-lived assets (85% in Americas, 10% in Europe and 5% in Asia) which became impaired as a result of the rationalization of facilities. In addition to buildings and improvements, and machinery and equipment, the asset impairments also related to intellectual property and other intangible assets. In 2003, the Company recorded a non-cash adjustment against its capital assets of $(10.8). This recovery was primarily due to amendments of its 2002 restructuring plans in 2003, as a result of customer requirements, certain assets no longer qualified as available-for-sale and resulted in a $13.0 increase to the book value of the assets. Included in the December 31, 2002 impairment charges were charges of $17.1 related to these capital assets that were classified as available-for-sale.

        The Company had completed the major components of its 2002 restructuring plan by the end of 2003, except for certain employee terminations in the Americas which will be paid out during the first quarter of 2004 and certain long-term lease and other contractual obligations, which will be paid out over the remaining lease terms through 2011. Cash outlays are funded from cash on hand. The Company has and expects to continue to benefit from the 2002 restructuring plan actions through reduced depreciation, lease and labour costs included in the cost of sales and selling, general and administrative expenses and reduced amortization of intangible assets.

        The following table details the activity through the accrued restructuring liability and the non-cash charge:

	Employee termination costs	Lease and other contractual obligations	Facility exit costs and other	Total accrued liability	Non-cash charge	Total charge
January 1, 2002	$—	$—	$—	$—	$—	$—
Provision	128.8	51.7	8.5	189.0	194.5	383.5
Cash payments	(41.7)	(1.7)	(0.7)	(44.1)	—	—

December 31, 2002	87.1	50.0	7.8	144.9	194.5	383.5
Cash payments	(83.4)	(30.0)	(7.8)	(121.2)	—	—
Adjustments	7.4	16.2	2.9	26.5	(10.8)	15.7

December 31, 2003	$11.1	$36.2	$2.9	$50.2	$183.7	$399.2

        The following table details the activity for the quarter:

	Employee termination costs	Lease and other contractual obligations	Facility exit costs and other	Total accrued liability	Non-cash charge	Quarter charge
September 30, 2003	$19.6	$34.5	$5.6	$59.7	$187.1	$—
Cash payments	(7.2)	(2.8)	(1.3)	(11.3)	—	—
Adjustments	(1.3)	4.5	(1.4)	1.8	(3.4)	(1.6)

December 31, 2003	$11.1	$36.2	$2.9	$50.2	$183.7	$(1.6)

        The accrued restructuring liability was recorded in Accrued liabilities in the accompanying consolidated balance sheet.

CELESTICA INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)
(unaudited)

(c)   2003 restructuring:

        In January 2003, the Company announced that it will further reduce its manufacturing capacity. The restructuring actions were focused on workforce reductions and facility consolidations in Europe. Termination announcements were made in 2003 to approximately 480 employees, primarily manufacturing and plant employees. Approximately 160 employees have been terminated as of December 31, 2003, with the balance expected to be paid out by the end of July 2004. Included in the negotiated one-time termination costs are payments to regulatory agencies, in accordance with local labour legislation, which are expected to be paid out through 2007.

        The non-cash charge for asset impairment of $8.5 reflects the write-down of certain capital assets, primarily in Europe, which were disposed of, or that have become impaired and are available-for-sale, as a result of the 2003 restructuring. The capital assets were written down to their fair values.

        The Company expects to complete the major components of the 2003 restructuring plan by mid-2004. Cash outlays are funded from cash on hand. The Company expects to benefit from the 2003 restructuring plan actions through reduced depreciation and labour costs included in the cost of sales and selling, general and administrative expenses in 2004.

        The following table details the activity through the accrued restructuring liability and the non-cash charge:

	Employee termination costs	Lease and other contractual obligations	Facility exit costs and other	Total accrued liability	Non-cash charge	Total charge
January 1, 2003	$—	$—	$—	$—	$—	$—
Provision	61.4	0.3	1.1	62.8	8.5	71.3
Cash payments	(28.6)	(0.3)	(1.1)	(30.0)	—	—

December 31, 2003	$32.8	$—	$—	$32.8	$8.5	$71.3

        The following table details the activity for the quarter:

	Employee termination costs	Lease and other contractual obligations	Facility exit costs and other	Total accrued liability	Non-cash charge	Quarter charge
September 30, 2003	$32.9	$0.1	$—	$33.0	$8.1	$—
Provision	17.5	(0.3)	0.3	17.5	0.4	17.9
Cash payments	(17.6)	0.2	(0.3)	(17.7)	—	—

December 31, 2003	$32.8	$—	$—	$32.8	$8.5	$17.9

        The accrued restructuring liability was recorded in Accrued liabilities in the accompanying consolidated balance sheet.

        As of December 31, 2003, capital assets included $30.2 representing assets available-for-sale, primarily in land and building in Europe, as a result of the restructuring actions implemented by the Company. The Company has initiated programs to sell these assets.

(d)   2002 goodwill impairment:

        During the fourth quarter of 2002, the Company recorded a non-cash charge of $203.7 in connection with its annual impairment assessment. See note 2(iv).

CELESTICA INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)
(unaudited)

        During the fourth quarter of 2003, the Company conducted its annual impairment assessment and determined there was no goodwill impairment.

(e)   Other impairment:

        Absent any triggering factors during the year, the Company conducts an annual review of long-lived assets in the fourth quarter of each year to correspond with its planning cycle. In the course of finalizing its annual plans, the Company made certain decisions regarding its restructuring plans and the transfer of customer programs from higher cost to lower cost geographies. These actions have significantly impacted forecasted revenue and have reduced the net cash flows for certain sites, resulting in impairment when compared to the carrying value of the assets. Certain capital assets were also written down which had become impaired or were disposed of.

        During the fourth quarter of 2002, the Company recorded a non-cash charge of $81.7, primarily relating to the Americas (48%) and Europe (44%). The Company wrote down $69.0 of intangible assets, comprised of $27.1 in intellectual property and $41.9 in other intangible assets, and recorded an impairment of $12.7 against capital assets.

        During the fourth quarter of 2003, the Company recorded a non-cash charge of $82.8, relating to the Americas (41%) and Europe (59%). The Company wrote down $25.3 of intangible assets, comprised of $18.2 in intellectual property and $7.1 in other intangible assets, and recorded an impairment of $57.5 against capital assets. Included in the $57.5 impairment of capital assets is $14.3 relating to the buyout of a leased facility. See note 10.

(f)    Deferred financing costs and debt redemption fees:

        In August 2002, the Company paid a premium associated with the redemption of the Senior Subordinated Notes and expensed related deferred financing costs totaling $9.6.

        In October 2003, the Company amended its credit facilities and expensed deferred financing costs totaling $1.3 related to the original facilities.

7.     Segmented information:

        The Company's operations fall into one dominant industry segment, the electronics manufacturing services industry. The Company manages its operations, and accordingly determines its operating segments, on a geographic basis. The performance of geographic operating segments is monitored based on EBIAT (earnings/loss before interest, amortization of intangible assets, integration costs related to acquisitions, other charges and income taxes). Inter-segment transactions are reflected at market value. The following is a breakdown by reporting segment:

	Three months ended December 31		Year ended December 31
	2002	2003	2002	2003
Revenue
Americas	$944.2	$808.5	$4,640.8	$3,091.1
Europe	453.3	396.6	1,786.5	1,399.3
Asia	580.2	774.8	2,109.7	2,475.4
Elimination of inter-segment revenue	(65.8)	(65.1)	(265.4)	(230.5)

	$1,911.9	$1,914.8	$8,271.6	$6,735.3

CELESTICA INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)
(unaudited)

	Three months ended December 31		Year ended December 31
	2002	2003	2002	2003
EBIAT
Americas	$35.0	$(9.2)	$157.7	$14.4
Europe	(24.7)	(15.8)	(11.5)	(95.8)
Asia	31.5	20.9	111.1	68.6

	41.8	(4.1)	257.3	(12.8)
Interest, net	3.1	(1.1)	1.1	4.0
Amortization of intangible assets	(23.2)	(12.0)	(95.9)	(48.5)
Integration costs related to acquisitions	(4.0)	—	(21.1)	—
Other charges (note 6)	(541.4)	(106.3)	(677.8)	(175.4)

Loss before income taxes	$(523.7)	$(123.5)	$(536.4)	$(232.7)

	As at December 31
	2002	2003
Total assets
Americas	$2,894.1	$1,762.4
Europe	1,047.6	1,084.6
Asia	1,865.1	2,287.7

	$5,806.8	$5,134.7

Goodwill
Americas	$115.7	$115.7
Europe	—	—
Asia	832.3	832.3

	$948.0	$948.0

8.     Weighted average shares outstanding and loss per share:

        The following table sets forth the calculation of basic and diluted loss per share:

	Three months ended December 31		Year ended December 31
	2002	2003	2002	2003
Numerator:
Net loss	$(434.7)	$(164.8)	$(445.2)	$(265.8)
Convertible debt accretion, net of tax	(4.3)	(3.6)	(17.5)	(15.5)
Gain on repurchase of convertible debt, net of tax(1)	4.3	0.7	8.3	16.1

Loss available to common shareholders	$(434.7)	$(167.7)	$(454.4)	$(265.2)
Denominator:
Weighted average shares — basic (in millions)	229.0	209.3	229.8	216.5
Effect of dilutive securities (in millions):
Employee stock options(2)	—	—	—	—
Convertible debt(2)	—	—	—	—

Weighted average shares — diluted (in millions)	229.0	209.3	229.8	216.5
Loss per share:
Basic	$(1.90)	$(0.80)	$(1.98)	$(1.22)
Diluted	$(1.90)	$(0.80)	$(1.98)	$(1.22)

(1)
The gain on the principal equity component of the convertible debt repurchase is included in the calculation of basic and diluted loss per share. See note 4.

(2)
Excludes the effect of all options and convertible debt as they are anti-dilutive due to the loss reported in the period.

CELESTICA INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)
(unaudited)

9.     Supplemental cash flow information:

	Three months ended December 31		Year ended December 31
	2002	2003	2002	2003
Paid during the period:
Interest	$4.8	$3.9	$22.0	$10.4
Taxes	$9.5	$0.4	$25.5	$14.1
Non-cash financing activities:
Convertible debt accretion, net of tax	$4.3	$3.6	$17.5	$15.5

10.   Guarantees and contingencies:

        Effective January 1, 2003, the Company adopted the new CICA Accounting Guideline AcG-14, "Disclosure of Guarantees," which requires certain disclosures of obligations under guarantees.

        Contingent liabilities in the form of letters of credit, letters of guarantee, and surety and performance bonds, are provided to various third parties. These guarantees cover various payments including customs and excise taxes, utility commitments and certain bank guarantees. At December 31, 2003, these liabilities, including guarantees of employee share purchase loans, amounted to $55.9 (December 31, 2002 — $61.2).

        In addition to the above guarantees, the Company has also provided routine indemnifications, whose terms range in duration and often are not explicitly defined. These may include indemnifications against adverse effects due to changes in tax laws and patent infringements by third parties. The maximum amounts from these indemnifications cannot be reasonably estimated. In some cases, the Company has recourse against other parties to mitigate its risk of loss from these indemnifications. Historically, the Company has not made significant payments relating to these types of indemnifications.

        Under the terms of a real estate lease which expires in 2004, the Company acquired the property for $37.3 in December 2003, representing the lease balance. The Company recorded an impairment charge of $14.3 to reflect the fair value of the real estate. This charge was recorded as part of the other impairment against capital assets. See note 6(e).

11.   Comparative information:

        The Company has reclassified certain prior period information to conform to the current period's presentation.

12.   Other event:

        In October 2003, the Company entered into an agreement to acquire all the shares of Manufacturers' Services Limited (MSL). The shareholders of MSL are entitled to receive 0.375 subordinate voting share of Celestica for each common share of MSL, subject to adjustment. Preferred shareholders of MSL are entitled to receive cash or, at the holder's election, shares of Celestica. This acquisition is subject to MSL shareholder approval and governmental approvals, and is expected to close in the first quarter of 2004.

QuickLinks

CELESTICA INC. CONSOLIDATED BALANCE SHEETS (in millions of U.S. dollars) (unaudited)
CELESTICA INC. CONSOLIDATED STATEMENTS OF LOSS AND RETAINED EARNINGS (DEFICIT) (in millions of U.S. dollars, except per share amounts) (unaudited)
CELESTICA INC. CONSOLIDATED STATEMENTS OF CASH FLOWS (in millions of U.S. dollars) (unaudited)
CELESTICA INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (in millions of U.S. dollars, except per share amounts) (unaudited)